                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 3           OMB Number: 3235-0104
                                                      Expires: December 31, 2001
                                                      Estimated average burden
                                                      hours per response ... 0.5

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                Filed pursuant to Section 16(a) of the Securities
           Exchange Act of 1934, Section 17(a) of the Public Utility
                  Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

(Print or Type Responses)


1. NAME AND ADDRESS OF REPORTING PERSON*

Murdock                           Jerry                                J.
(Last)                           (First)                            (Middle)

c/o Insight Capital Partners
680 Fifth Avenue, 9th Floor
                                    (Street)

New York                                NY                           10019
(City)                               (State)                          (Zip)

2. Date of Event Requiring Statement
   (Month/Day/Year)

   02/07/02

3. I.R.S. Identification
   Number of Reporting Person, if any entity
   (Voluntary)

4. ISSUER NAME AND TICKER OR TRADING SYMBOL
   Click Commerce, Inc. (CKCM)

5. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER
   (Check all applicable)
   [X]  Director          [X]       10% Owner
   [ ]  Officer (give     [ ]       Other (specify
         title below)                below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X]  Form filed by One Reporting Person
   [ ]  Form filed by More than One Reporting Person

             TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of     2. Amount of         3. Ownership        4. Nature of Indirect
   Security        Securities           Form: Direct        Beneficial Ownership
   (Instr. 4)      Beneficially         (D) or Indirect     (Instr. 5)
                   Owned (Instr. 4)     (I) (Instr. 5)
Common Stock            95,000(1)             (D)

Common Stock         7,026,920                (I)                   (2)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 5(b)(v).

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                                                                 SEC 1473 (7-97)
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FORM 3 (CONTINUED)

     TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS,
                   WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative        2. Date             3. Title and Amount of    4. Conversion   5. Ownership   6. Nature of Indirect
   Security (Instr. 4)           Exercisable and     Securities Underlying     or Exercise     Form of        Beneficial Ownership
                                 Expiration          Derivative Security       Price of        Derivative     (Instr. 5)
                                 Date                (Instr. 4)                Derivative      Security:
                                 (Month/Day/Year)                              Security        Direct
                                                                                               (D) or
                                                                                               Indirect
                                                                                               (I)
                                                                                               (Instr. 5)
                                Date     Expira-                  Amount
                                Exer-    tion        Title        or
                                cisable  Date                     Number
                                                                  of
                                                                  Shares


 Explanation of Responses:

                    /s/ Jerry Murdock                       February 14, 2002
                    ----------------------------------      --------------------
                    ** Signature of Reporting Person        Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                                 SEC 1473 (7-97)
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CONTINUATION PAGE

ITEM 1.  NAME AND ADDRESS OF REPORTING PERSON

Jerry Murdock
c/o Insight Capital Partners
680 Fifth Avenue, 9th Floor
New York, NY  10019

ITEM 2.  DATE OF EVENT REQUIRING STATEMENT

February 7, 2002

ITEM 4.  ISSUER NAME AND TICKER OR TRADING SYMBOL

Click Commerce, Inc. (CKCM)

EXPLANATION OF RESPONSES

(1) The amount listed reflects the purchase by Jerry Murdock of shares of common stock of the Issuer on February 5, 2002 (49,000 shares), February 6, 2002 (45,000 shares) and February 7, 2002 (1,000 shares).

(2) The amount listed reflects the beneficial ownership of the Issuer's securities by Insight Capital Partners III L.P., a Delaware limited partnership, Insight Capital Partners (Cayman) III, L.P., a Cayman Islands limited partnership, and Insight Capital Partners III (Co-Investors), L.P., a Delaware limited partnership (as previously evidenced by a Form 3 filed by Insight Capital Partners III, L.P. in July 2000), (a) all of which may be deemed attributable to Insight Venture Associates III, LLC because Insight Venture Associates III, LLC is the sole general partner of each of Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III (Co-Investors), L.P. and (b) a portion of which is attributable to Jerry Murdock because he is a managing member of Insight Venture Associates III, LLC. Mr. Murdock disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, if any, which may not be readily determinable. Mr. Murdock also acts as a director of the Issuer, and as such he disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, if any, which may not be readily determinable.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                                 SEC 1473 (7-97)